UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13 D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.19)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

226406106
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2016
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 93,565
	8.	SHARED VOTING POWER 174,806,527
	9.	SOLE DISPOSITIVE POWER 93,565
	10.	SHARED DISPOSITIVE POWER 174,806,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,806,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.85%
14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,806,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,806,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,806,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.85%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,806,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,806,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,806,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.85%
14.	TYPE OF REPORTING PERSON CO
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,806,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,806,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,806,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.85%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,806,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,806,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,806,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.85%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,806,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,806,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,806,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.85%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,806,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,806,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,806,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.85%
14.	TYPE OF REPORTING PERSON CO

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No.19 TO SCHEDULE 13D

This Amendment No.19 Schedule 13D (“Amendment No.19”) amends and restates Items 2, 4, 5, and 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No.19 but not defined herein have the meaning given to such terms in Schedule 13D, as amended and restated from time to time.

Item 2. Identity and Background

 (a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Consultores Assets Management S.A., a stock corporation organized under the laws of Argentina (“CAM”);

(iv)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)	Consultores Venture Capital Uruguay S.A., a stock corporation organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman and CVC Uruguay, being collectively referred to as the “Reporting Persons”).

Elsztain’ s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; and Agroinvestment’s principal offices are located at Cambará 1620, of 202, 11500 Montevideo, Republic of Uruguay.

Because Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction

Since November 16, 2015, the Reporting Persons have decreased their beneficial ownership in Cresud’s common shares in a 1.50% of Cresud´s outstanding share capital. Such decrease was the result of the sale in the open market of 758,970 ADRs (equivalent to 7,589,700 common shares), while 94,038 common shares were purchased (1,038 common shares and 9,300 ADRs). In addition, the Reporting Persons have decreased their beneficial ownership in Cresud’s common shares as a result of the distribution of 11,669 common shares in the framework of certain  incentive plans.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The variations reported in this Amendment No. 19 were effected in the period from November 16, 2015 through April 26, 2016 (the “Transaction Period”).

Item 5. Interests in Securities of the Issuer

(a)	As of April 26, 2016, the Reporting Persons beneficially owned the equivalent of 174,806,527 common shares of Cresud, representing 34.85% of Cresud’s outstanding equity as of that date.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of April 26, 2016:

Shareholder	Number of Shares Currently Owned	% of Outstanding Shares
Reporting Persons (as a group)	174,806,527	34.85%
Total	501,642,804	100%

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman and Agroinvestment. As of April 26, 2016, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of April 26, 2016, Elsztain owns 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  As of that same date, Elsztain directly owns the equivalent of 93,565 common shares of the outstanding equity capital of Cresud, representing approximately 0.019% of Cresud’s issued and outstanding common shares;

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA;

(iii)	IFISA directly owns the equivalent of 174,711,330 common shares of Cresud representing approximately 34.83% of Cresud’s issued and outstanding common shares;

(iv)	CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares;

(v)	CAM directly owns 752 common shares of Cresud, representing approximately 0.0001% of Cresud´s issued and outstanding common shares;

(vi)	Agroinvestment does not directly own Cresud’s common shares; and

(vii)	CVC Uruguay directly owns 880 common shares of Cresud representing approximately 0.0002% of Cresud’s issued and outstanding common shares.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of Cresud as of April 26, 2016:

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 174,806,527 common shares, representing 34.85% of the issued and outstanding common shares of Cresud, as of April 26, 2016.

(b)	Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in Cresud common shares that were effected during the last sixty days of the Transaction Period are listed on Annex I.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Collateral Account: As of the date of this Schedule 13D, IFISA has deposited 5,644,342 ADRs of Cresud, each ADR representative of 10 common shares, with a nominal value of Ps.1 per share, in a collateral account. Notwithstanding the aforementioned, IFISA maintains the voting and economic rights related to the ADRs.

Loan Agreement. On November 26, 2015, IFISA executed a Loan Agreement, for which the lender holds as collateral 419,326 ADRs of Cresud, each ADR representative of 10 common shares, with a nominal value of Ps. 1 per share. Notwithstanding the aforementioned, IFISA maintains the voting and economic rights related to the ADRs.

Securities Loan Agreement: On December 24th, 2015, IFISA and CVC Uruguay have renewed for the term of one year the Securities Loan Agreement entered into on November 25, 2009, remaining the rest of the terms and conditions without any change. The total amount of ADRs subject to this loan amounts to 89,096.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

Schedule A

Eduardo S. Elsztain
Bolívar 108, 1st Floor
(C1066AAD), Ciudad Autónoma de Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Chairman Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saúl Zang Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain (Vice First Chairman) Director Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saúl Zang (Second Vice Chairman) Director Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Ariel Tyszberowicz Alternate Director Bolívar 108, 1° Floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saúl Zang Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Director Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman Zabala 1422, 2 nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2 nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice Chairman Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Gustavo Casaretto Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Gregorio Reznik Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	11.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	12.	Enrique Antonini Alternate Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
6.	Fernando Adrián Elsztain Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	13.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Executive Officers

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the Bolivian and Argentinean Operations Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
3.	David A. Perednik Compliance Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days of the Transaction Period.

IFISA´s transactions in CRESUD ADRs

Trade Date	Tran. Type	Quantity	Price per unit
04/22/16	Sell	106,276	$10.9186
04/25/16	Sell	220,000	$10.7700
04/26/16	Sell	50,000	$10.7024
04/26/16	Sell	125,000	$10.7000

Eduardo Elsztain´s transactions in CRESUD ADRs

Trade Date	Tran. Type	Quantity	Price per unit
04/12/16	Buy	9,300	$10.7167

Alejandro G. Casaretto´s transactions in CRESUD common shares

Trade Date	Tran. Type	Quantity	Price per unit
03/01/16	Sell	400	ARS 19.0000
09/09/16	Sell	155	ARS 18.0000

Gaston A. Lernoud´s transactions in CRESUD common shares

Trade Date	Tran. Type	Quantity	Price per unit
03/03/16	Sell	1,500	ARS 17.7000
07/03/16	Sell	2,000	ARS 17.7000

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 9, 2016

Eduardo S. Elsztain	Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
IFIS Limited	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Inversiones Financieras del Sur S.A.	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board